UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

401(k) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. (formerly known as International Truck and Engine Corporation) is the Plan Administrator of the Navistar, Inc. 401(k) Plan for Represented Employees (“the Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2009 and 2008, and for the year ended December 31, 2009, and the schedules as of December 31, 2009, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. 401(k) Plan for Represented Employees

By:	Navistar, Inc.
Plan Administrator

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller
(Principal Accounting Officer)

June 28, 2010

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. 401(k) PLAN FOR REPRESENTED EMPLOYEES

DECEMBER 31, 2009 AND 2008

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc.

Participants and Administrator of Navistar, Inc. 401(k) Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP
Appleton, Wisconsin
June 28, 2010

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2009	2008
Assets
Investments at fair value
Investment in Master Trust	$151,482,069	$128,392,443
Participant loans	5,293,613	6,867,069

Total investments	156,775,682	135,259,512

Receivables
Participant pretax contributions	354,739	326,820
Employer retirement contributions	652,488	709,839
Employer matching contributions	169,732	168,538

Total receivables	1,176,959	1,205,197

Total assets	157,952,641	136,464,709

Liabilities
Refunds due to participants	86,550	—

Net assets available for benefits, at fair value	157,866,091	136,464,709

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,183,896	7,193,766

NET ASSETS AVAILABLE FOR BENEFITS	$161,049,987	$143,658,475

The accompanying notes are an integral part of these statements.

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009

Net income of Master Trust (Note C)	$24,924,891
Participant loan interest	520,631

Contributions
Participant pretax	10,297,445
Employer retirement	861,871
Employer matching	1,734,588
Rollovers from other qualified plans	118,310

Total contributions	13,012,214

Benefits paid to participants	(24,472,608)
Administrative expenses	(7,925)

Increase in net assets prior to transfers	13,977,203

Transfers to other qualified plans within Master Trust, net	(1,704,263)

Mergers into the Plan	5,118,572

NET INCREASE	17,391,512

Net assets available for benefits
Beginning of year	143,658,475

End of year	$161,049,987

The accompanying notes are an integral part of this statement.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. 401(k) Plan for Represented Employees (f/k/a International Truck and Engine Corporation 401(k) Plan for Represented Employees) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, established October 2, 1991, is sponsored by Navistar, Inc. (f/k/a International Truck and Engine Corporation) (the “Company”) to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. Effective as of February 27, 2008, the Company’s name was changed from International Truck and Engine Corporation to Navistar, Inc. Also effective February 27, 2008, the Plan’s name was changed to Navistar, Inc. 401(k) Plan for Represented Employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 2007, eligible union-represented employees of Workhorse Custom Chassis, LLC (“Workhorse”), an affiliate of the Company, began participating in the Plan. On October 1, 2009, the Workhorse International Holding Company Retirement Savings Plan, the plan previously covering the Workhorse represented employees, transferred the portion of its net assets related to those eligible employees and former employees of Workhorse who were union represented into the Plan. Assets totaling $5,118,572 were merged with and into the Plan.

Eligibility

The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective bargaining agreements.

Contributions

Participant contributions may be made to the Plan only on a pretax basis and are subject to annual maximum limits equal to the lesser of 25% (20% for Workhorse employees) of the participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. Those participants who were age 50 or over during the Plan year were permitted to contribute additional amounts on a pretax basis. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

For the 2009 and 2008 Plan years, certain collective bargaining agreements provide for an employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant’s age at either year-end, or the calendar quarter in accordance with the applicable collective bargaining agreement, and eligible compensation. Certain collective bargaining agreements also provide for an employer matching contribution of either 25% of the first 6% of eligible compensation deferred by the participant or 100% of the first 4% of eligible compensation deferred by the participant, as specified in the eligible participant’s respective collective bargaining agreement.

The employer retirement and matching contributions credited to an eligible participant’s account are subject to one of three vesting schedules, depending upon the collective bargaining agreement. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $186,488 and $90,165, respectively. For the Plan year ended December 31, 2009, $116,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2009 and 2008 consisted of funds classified as registered investment companies, common and collective funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000. Loan transactions are treated as a transfer between the

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Loans - Continued

applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the yield on Federal government securities of equivalent maturity plus two percentage points for loans made before April 1, 1997, and at a rate equal to prime plus one percentage point for loans made on or after April 1, 1997.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The employer retirement contributions, matching contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

Vesting

Participants vest in employer contributions in accordance with the vesting schedule set forth by the participant’s respective collective bargaining agreement. A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. If the asset value is more than $1,000 but not more than $5,000, and the participant has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly in accordance with the provisions of the Plan, then the Plan will pay the distribution in a direct rollover to an individual retirement plan as designated by the Plan. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund and fixed income fund that are separately managed as part of Navistar, Inc. Master Trust (f/k/a International Truck and Engine Corporation Defined Contribution Plans Master Trust) (the “Master Trust”). As required, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Adoption of New Accounting Guidance

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance became effective prospectively for the Plan’s December 31, 2009 reporting period and did not materially impact the Plan’s financial statements or related disclosures.

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles. These requirements introduce new terminology, define a date through which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date. Plan management has evaluated subsequent events through the date the financial statements were issued.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source for all authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance - Continued

The Codification did not change GAAP and did not have a material impact on the Plan’s financial statements.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

In September 2009, the FASB issued amendments to the guidance for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments permit a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the accounting rules under GAAP for investment companies, including measurement of all or substantially all of the underlying investments of the investee. The amendments also require disclosures by major category of investment about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009. The adoption of the amendments did not have a material impact on the Plan’s financial statements but resulted in certain additional disclosures reflected in Note C.

In January 2010, the FASB issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules are effective for the Plan’s first fiscal year beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Plan does not expect the adoption of the disclosures will have a material impact on the Plan’s net assets or changes in net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value,

•	Establishes a hierarchy of fair value measurement based upon the observability of inputs used to value assets and liabilities,

•	Requires consideration of nonperformance risk, and

•	Expands disclosures about the methods used to measure fair value.

The guidance establishes a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

U.S. Government securities: Valued at the closing price reported on the active market on which the security is traded.

Wrapped bonds: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C – Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008.

Participant loans: Valued at their outstanding balances, which approximate fair value.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables present the Plan’s non-Master Trust investments by level within the fair value hierarchy as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$5,293,613	$5,293,613

Total assets at fair value	$—	$—	$5,293,613	$5,293,613

2008	Level 1	Level 2	Level 3	Total

Participant loans	$—	$—	$6,867,069	$6,867,069

Total assets at fair value	$—	$—	$6,867,069	$6,867,069

The following table includes a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$6,867,069
Net depreciation in fair value	—
Purchases, sales, issuances, and settlements (net)	(1,573,456)

Balance, end of year	$5,293,613

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2009 and 2008, there were no benefits that were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Transfers

Transfers between the Plan and the other plans participating in the Master Trust occur when a participant incurs a change in job status, or a job transfer to another affiliate, that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2009, net transfers of $1,704,263 were transferred from the Plan for such changes to other plans within the Master Trust.

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2009 and 2008, calculated on a cash basis, are as follows:

	2009	2008
Navistar, Inc. 401(k) Retirement Savings Plan (f/k/a International Truck and Engine Corporation 401(k) Retirement Savings Plan)	0.00%	34.29%
Navistar, Inc. 401(k) Plan for Represented Employees (f/k/a International Truck and Engine Corporation 401(k) Plan for Represented Employees)	24.16	27.10
Navistar, Inc. Retirement Accumulation Plan (f/k/a International Truck and Engine Corporation Retirement Accumulation Plan)	75.84	35.52
IC Bus, LLC 401(k) Plan (f/k/a IC Corporation 401(k) Plan)	0.00	3.09

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2009	2008

U.S. Government securities	$525,293	$757,385
Wrapped bonds	—	317,095
Common and collective funds	354,550,555	287,410,588
Registered investment companies	258,788,401	180,497,157
Navistar common stock	16,367,356	10,851,600

Total investments, at fair value	630,231,605	479,833,825

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,886,725	20,547,914

Net investments	$640,118,330	$500,381,739

The net investment earnings of the Master Trust for the year ended December 31, 2009, are summarized below:

Dividend and interest income
Common and collective funds	$1,500
Common stock	175
Registered investment companies	1,492,638

Total dividend and interest income	1,494,313

Net realized and unrealized appreciation in fair value of investments
Common and collective funds	40,095,400
Registered investment companies	63,138,440
Navistar common stock	9,911,229

Net appreciation in fair value of investments	113,145,069

Net investment income	$114,639,382

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

U.S. Government securities	$525,293	$—	$—	$525,293
Common and collective funds
Cash equivalents (a)	—	6,301,377	—	6,301,377
Target date (b)	—	103,556,296	—	103,556,296
Index (c)	—	48,657,916	—	48,657,916
Fixed income (d)	—	196,034,966	—	196,034,966

Total common and collective funds	—	354,550,555	—	354,550,555
Registered investment companies Equities
Multi Cap Value	52,905,045	—	—	52,905,045
Large Cap Value	22,826,685	—	—	22,826,685
Large Cap Growth	58,089,493	—	—	58,089,493
Small Cap Core	40,285,891	—	—	40,285,891
Mid Cap Growth	49,509,722	—	—	49,509,722
International Core	35,171,565	—	—	35,171,565

Total registered investment companies	258,788,401	—	—	258,788,401

Navistar common stock	16,367,356	—	—	16,367,356

Total assets at fair value	$275,681,050	$354,550,555	$—	$630,231,605

The common and collective trust funds do not have a readily determinable fair value and are valued at their December 31, 2009 net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a)	The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.
(b)	The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both parties.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - MASTER TRUST - Continued

(c)	The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.
(d)	The investment strategy of this category is (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

2008	Level 1	Level 2	Level 3	Total

U.S. Government securities	$757,385	$—	$—	$757,385
Wrapped bonds	—	317,095	—	317,095
Common and collective funds	—	287,410,588	—	287,410,588
Registered investment companies	180,497,157	—	—	180,497,157
Common stock	10,851,600	—	—	10,851,600

Total assets at fair value	$192,106,142	$287,727,683	$—	$479,833,825

NOTE D - CONTINGENCY

The Company failed to file its financial results for fiscal year 2005 with the Securities and Exchange Commission on a timely basis. Because of the delay, participants were not allowed to acquire additional shares of Navistar common stock through the 401(k) plans. However, participants were allowed to sell shares of Navistar common stock if they elected to do so. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1, 2006 through April 6, 2006, were notified by letter that the Company intended to have a rescission offer extended to them, and that they were not required to take any action with respect to the Navistar common stock at that time.

In conducting an analysis of the scope of the rescission offer, it was determined that the group of individuals covered by all 401(k) plans offered by the Plan Sponsor who actually suffered a “loss” on those shares of Navistar common stock purchased during the restricted period consisted of 127 individuals whose total loss was $47,875. Of this amount, losses among five individuals totaled $43,927. The de minimus nature of these losses significantly reduced the concerns that were the principal basis for the initial conclusion to conduct a rescission offer. A rescission offer was not conducted, but instead the Company made restorative payments, with interest, to the affected individuals’ 401(k) accounts during 2008.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE D - CONTINGENCY - Continued

Navistar appointed Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as the independent fiduciary of the respective Navistar common stock funds under the Plan. This action was taken to ensure that decisions regarding the availability of Navistar common stock as an investment option under the Plan are made by a fiduciary with no ties to Navistar. Fiduciary Counselors informed Navistar that, as a result of the uncertainty caused by the absence of audited financial statements, it had determined that the Navistar common stock investment option in the Plan will be closed to new purchases until further notice. Fiduciary Counselors had indicated that once Navistar issues up-to-date audited financial statements, it will review its decision and determine whether participants and beneficiaries in the Plan should once again have the opportunity to purchase Navistar common stock through the Plan.

With the filing of its fiscal 2007 annual report (Form 10-K) on May 28, 2008, the Company became current with its filing of its annual audited financial statements. In a letter dated September 2, 2008, Fiduciary Counselors notified all plan participants that the Navistar Stock Investment Option would be reopened to new investments beginning September 11, 2008.

NOTE E - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that, in all material respects, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net assets available for benefits per financial statements	$161,049,987	$143,658,475
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(3,183,896)	(7,193,766)

Net assets available for benefits per Form 5500	$157,866,091	$136,464,709

Investments in collective trusts are required to be reported at fair value on the Form 5500.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Change in net assets per financial statements	$17,391,512
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(3,183,896)
Prior year	7,193,766

Change in net assets of Plan per Form 5500	$21,401,382

SUPPLEMENTAL SCHEDULE

Navistar, Inc. 401(k) Plan for Represented Employees

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of issue	Description of investment	Cost**	Current Value

*Various participants	Participant loans at interest rates of 4.25% to 10.50%		$5,293,613

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.